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                                                    Filed by: Corvis Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Dorsal Networks, Inc.

                                                   Exchange Act File No. 0-12751



                                                                [Logo of Corvis]


                  Corvis Corporation Reports Financial Results
                              for the First Quarter

COLUMBIA, MD (April 25, 2002) - Corvis Corporation (NASDAQ: CORV), a leading provider of intelligent optical networking solutions, today reported financial results for its first quarter ended March 30, 2002. Revenues for the first quarter of $8.7 million were generated by sales and services under the company's contracts with Broadwing Communications, Inc., Williams Communications and Telefonica of Spain.

"Despite some modest improvement in the overall economy, the near-term environment and visibility remains difficult for our sector," said Dr. David Huber, president and CEO. "However, we are pleased with the continued high level of interest in our advanced optical networking product suite from the major global telecommunications service providers."

Pro forma net loss for the current quarter was $41.3 million, or $0.11 loss per share, excluding restructuring and other charges, intangible assets amortization expense and equity-based expense compared with a pro forma net loss of $23.0 million, or $0.07 loss per share for the first quarter of 2001. Reported net loss was $71.0 million, or $0.20 loss per share, for the current quarter as compared with a reported net loss of $100.8 million, or $0.29 loss per share for the first quarter of 2001.

"Corvis continued to make the necessary strategic decisions in the first fiscal quarter to adjust our business to current market realities, " said Lynn Anderson, senior vice president, chief financial officer and treasurer. "Our focus on financial discipline combined with selective investments in research and development will allow us to maintain our leadership position in delivering next-generation optical networking solutions."

First Quarter Restructuring and Other Charges

In the first quarter, Corvis recorded restructuring and other charges totaling $6.9 million. These charges were comprised of the following:

    o a $4.3 million charge associated with a write-down of excess and obsolete materials, excess purchase commitments, and the discontinuance of certain product lines

    o a $2.6 million charge related to recent workforce reductions, consolidation of excess facilities, and the write-down of idle equipment

First Quarter Highlights

    o On January 29, 2002, Corvis announced that it has signed a definitive merger agreement to acquire Dorsal Networks, a privately held provider of next-generation transoceanic and regional undersea optical network solutions. The transaction will be voted on by Corvis' shareholders at its annual meeting on May 10, 2002 in Baltimore, MD.

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    o    On March 20, 2002, Corvis introduced its second generation all-optical switch, the Corvis OS. With 80 percent reductions in footprint and power consumption over the first generation Corvis all-optical switch, as well as substantial capital cost reductions, the second generation Corvis OS products have been designed to allow carriers to migrate their network topologies from a collection of point-to-point links, to linear and ring networks, to an all-optical mesh network, while they are in service, without any network interruptions.

Recent Events

    o On April 24, 2002, Corvis announced that Broadwing Communications will begin lab tests on the Corvis Optical Convergence Switch
          (OCS). The Corvis OCS is an integral part of the growing Corvis portfolio of optical networking solutions that enable carriers to expand revenue sources by offering advanced, flexible, next-generation wavelength services to their customers.

    o On April 24, 2002, Corvis announced that it has amended its existing contract with Qwest Communications. This contract is for Corvis' ON transport and switching product suite and amends the companies' previously announced contract.

    o On April 25, 2002, Corvis announced that France Telecom has upgraded one if its network links using Corvis' next-generation repeaterless festoon product. This 4 x 2.5 Gbps link, which now connects the French mainland to the island of Corsica, will provide France Telecom with 4 times more capacity than their current network technology, resulting in a lower cost per bit of information. The deployment of this link is part of a multi-year agreement with France Telecom signed in June 2001 and was previously announced as Corvis' unnamed global carrier. We expect revenue recognition from this contract in the second fiscal quarter 2002.

    o On April 25, 2002, Institutional Shareholder Services (ISS) released a report recommending approval of Corvis' proposed merger with Dorsal Networks. The ISS recommendation to its clients follows a thorough analysis of the merger and its potential impact on institutional shareholder value. ISS analyzes proxy issues and provides vote recommendations for more than 8,500 U.S. shareholder meetings each year.

Webcast Information

In conjunction with this announcement, Corvis will host a conference call discussing its first quarter financial results, customer updates and other important information today at 5:30 pm EST. The live broadcast of the conference will be available via Corvis' website, www.corvis.com. An archived audio of the conference call will also be available for replay purposes through the Corvis website.

About Corvis

From point-to-point links to all-optical networks, Corvis Corporation delivers innovative optical network solutions that drive carrier profitability faster than any other vendor. Corvis continues to demonstrate optical leadership with numerous industry firsts, including the first and only commercial all-optical network and integrated all-optical switches, the first to transmit over 6000 km without costly electronic regeneration and first to deploy Raman amplification commercially. Corvis' innovative solutions enable carriers to provision new wavelength-based services rapidly and to tailor dynamic service level agreements for rapid revenue generation. Corvis' future-ready product portfolio solves carrier network challenges with scalable, robust

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solutions that reduce capital and operating expenditures. With offices across
North America and Europe, Corvis operates Research and Development centers of excellence at its global headquarters in Columbia, Maryland, and in Lannion, France. For more information, call Corvis at (443) 259-4000 or visit www.corvis.com.

Corvis and the Corvis logo are trademarks and/or service marks of the Corvis Corporation. All other trademarks are the property of their respective owners.

Note: This announcement contains certain forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's filings with the Securities and Exchange Commission.

                                       ###


Corvis Contact:                                      Corvis Contact:
Investor Relations                                   Public Relations
Andrew G. Backman                                    Keira N. Shein
(443) 259-4600                                       (443) 259-4006
Fax: (301) 310-3134                                  Fax: (443) 259-4798
investorinformation@corvis.com                       pr@corvis.com


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CORVIS CORPORATION

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (Dollars in thousands, except per share data)

                                                    Quarter Ended
                                           March 30, 2002   March 31, 2001
                                            (Unaudited)       (Unaudited)

Revenues                                    $     8,717      $    84,086


Cost of sales                                    10,796           52,903
                                            ------------     ------------

Gross profit                                     (2,079)          31,183

Operating expenses:
  Research and development                       29,058           40,975
  Sales and marketing                            11,205           15,412
  General and administrative                      6,045           10,979
  Goodwill and other intangible
       assets amortization expense                2,917           52,245
  Equity-based expense                           19,956           25,633
  Restructuring and other charges                 2,559                -

                                            ------------     ------------
Operating loss                                  (73,819)        (114,061)


Interest and other income, net                    2,783           13,232

                                            ------------     ------------
Net loss                                    $   (71,036)     $  (100,829)
                                            ============     ============

Weighted average number of common shares
outstanding (in thousands)                      360,710          342,359

Basic and diluted net loss per common
share                                       $     (0.20)      $    (0.29)
                                            ============     ============









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                               CORVIS CORPORATION

                                    PRO FORMA

               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (a)
                  (Dollars in thousands, except per share data)

                          For Discussion Purposes Only

                                                   Quarter Ended
                                           March 30, 2002  March 31, 2001
                                            (Unaudited)     (Unaudited)

Revenues                                    $    8,717      $   84,086


Cost of sales                                    6,488          52,903
                                            -----------     -----------

Gross profit                                     2,229          31,183

Operating expenses:
  Research and development                      29,058          40,975
  Sales and marketing                           11,205          15,412
  General and administrative                     6,045          10,979

                                            -----------     -----------
Operating loss                                 (44,079)        (36,183)

Interest and other income, net                   2,783          13,232

                                            -----------     -----------
Pro forma net loss                          $  (41,296)     $  (22,951)
                                            ===========     ===========

Weighted average number of common shares
outstanding (in thousands)                     360,710         342,359

Pro forma net loss per common share         $    (0.11)     $    (0.07)
                                            ===========     ===========


(a) Pro forma results exclude restructuring and other charges, intangible assets amortization expense, purchased research and development expense and equity-based expense.

For the quarter ended March 30, 2002, restructuring and other charges of $6.9 million were recorded as $4.3 million to Cost of Sales, $2.6 million to Operating Expenses.

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                               CORVIS CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                                      March 30,   December 29,
                                                        2002         2001
Assets
Current assets:

  Cash and cash equivalents                        $   581,355    $  638,872
  Short term investments                                30,999        21,907
  Trade accounts receivable                             37,153        33,676
  Inventory, net                                        98,123        96,426
  Other current assets                                  15,717        17,486
                                                   ------------   -----------
    Total current assets                               763,347       808,367

Restricted cash, non-current                             2,409         2,417
Property and equipment, net                            127,014       134,393
Goodwill and intangible assets, net                     18,302        21,429
Other non-current assets                                11,755        12,219
                                                   ------------   -----------
    Total assets                                   $   922,827    $  978,825
                                                   ============   ===========

Liabilities and stockholders' equity
Total current liabilities                          $    77,509    $   81,862
Total liabilities                                       84,444        89,972
Total stockholders' equity *                           838,383       888,853
                                                   ------------   -----------
    Total liabilities and stockholders' equity     $   922,827    $  978,825
                                                   ============   ===========

* $0.01 per share par value; 1,900,000,000 authorized shares; 365,832,172 shares issued and outstanding as of 3/30/02; 362,687,909 shares issued and outstanding shares as of 12/29/01.




Corvis Contact:                                      Corvis Contact:
Investor Relations                                   Public Relations
Andrew G. Backman                                    Keira N. Shein
(443) 259-4600                                       (443) 259-4006
Fax: (301) 310-3134                                  Fax: (443) 259-4798
investorinformation@corvis.com                       pr@corvis.com



We have filed a Registration Statement on Form S-4 relating to the proposed merger, including as a prospectus a Proxy Statement soliciting the votes of Corvis' stockholders relating to the merger. You should read these documents because they contain important information about the proposed transaction. Corvis, Dorsal, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Corvis' and Dorsal's directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, employment agreements, and other matters can be found in the documents filed with the SEC. You can obtain the Registration Statement and Proxy Statement/Prospectus, and other documents that are filed with the SEC, for free on the SEC's web site at www.sec.gov. Also, if you write us or call us, we will send you these documents free of charge. You can call us at 443-259-4600, email us at investorinformation@corvis.com, or write to us at: Investor Relations Department, 7063 Gateway Drive, Columbia, Maryland, 21046.